Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, June 2, 2025.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Relevant Information

To whom it may concern,
I am writing to inform you that, as of today, our main subsidiary, Banco de Galicia y Buenos Aires S.A.U., has been notified of the decision issued by the Argentine Central Bank, (RESOL-2025-137-E-GDEBCRA-SEFYC#BCRA), which authorizes the payment of dividends under the terms approved by the shareholders’ meeting held on April 23 of this year.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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